SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of August, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter sent today to the Chilean Superintendency of Banks, the Chilean Superintendency of Securities and Insurance and Chilean stock exchanges, informing developments with respect to the ongoing supervisory proceedings in the U.S..

Santiago, August 12, 2005

Mr.
Enrique Marshall Rivera
Superintendent of Banks
And Financial Institutions

Mr. Superintendent:

     According to Articles 9 and 10 of the Securities Law N° 18,045 the Bank hereby informs you of the following essential information regarding Banco de Chile:

     On August 9, 2005 and as a continuation of the ongoing supervisory proceedings in the U.S., the Bank’s New York Branch was advised by the Financial Crimes Enforcement Network (FinCEN), a Bureau of the United States Department of the Treasury, that as the administrator of the Bank Secrecy Act, it is evaluating whether it is appropriate to assess a civil monetary penalty and/or take additional enforcement action against the Bank’s New York and Miami Branches for alleged violations of the Bank Secrecy Act. It was also stated that the Bank may submit the reasons why such enforcement actions should not be assessed. FinCEN has stated that it plans to coordinate with the Office of the Comptroller of the Currency with respect to the New York branch. Banco de Chile will make the requested submission and will cooperate fully with FinCEN, as it has with its banking supervisors. At this time Banco de Chile cannot predict whether a civil money penalty and/or additional enforcement actions will be assessed against it by FinCEN or the U.S. banking supervisors or the potential size of such a penalty, if one is assessed.

     Sincerely,

Pablo Granifo Lavin
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2005

Banco de Chile

By:	/S/ Pablo Granifo
By: Pablo Granifo General Manager